OJSC NOVOLIPETSK STEEL

RECEIVED

2007 JAN 29 A 10: 57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corpora[redacted]
Mail Stop 3628
100 F Street, NE
Washington DC 20549

07020621

12 January 2007

SUPPL

Re: OJSC Novolipetsk Steel (File No. 82-35021)
On-going Disclosure Pursuant to Rule 12g3-2(b) under the
US. Securities Exchange of 1934, as amended

Ladies and Gentlemen:

On behalf of OJSC Novolipetsk Steel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the Russian Federation, including pursuant to the requirements of the Federal Service for Financial Markets; (ii) filed or become required to file with the United Kingdom Listing Authorities, the London Stock Exchange or the Russian Trading System stock exchange on which its securities are traded and which is made public thereby; or (iii) has distributed or become required to distribute to its security holders:

1. 20-Nov-06, The changes that took place in the list of affiliated persons of the open joint stock company 'Novolipetsk Steel' in the fourth quarter 2006;

PROCESSED

2. 20-Dec-06, Joint Venture;

3. 20-Dec-06, Statement of Material Fact 'Information on the Issuer's Nonrecurrent Transactions, the Amount or Net Worth Value of Which Makes 10 or More Percent of the Issuer's Asset Value as of the Date of Transaction';

JAN 31 2007

THOMSON FINANCIAL

4. 20-Dec-06, Material Fact Statement, Statement of Data that May have a Significant Impact on the Joint Stock Company's Security Price;

5. 21-Dec-06, Material Fact Statement, Statement of Data that May have a Significant Impact on the Joint Stock Company's Security Price;

6. 21-Dec-06, Material Fact Statement, Statement of Data that May have a Significant Impact on the Joint Stock Company's Security Price;

7. 21-Dec-06, Material Fact Statement, Statement of Data that May have a Significant Impact on the Joint Stock Company's Security Price;

dlw 1/29

8. 21-Dec-06, Material Fact Statement, Statement of Data that May have a Significant Impact on the Joint Stock Company's Security Price;

9. 21-Dec-06, Material Fact Statement, Statement of Data that May have a Significant Impact on the Joint Stock Company's Security Price;

10. 21-Dec-06, Statement of Material Fact 'Information on Registration of an Entity Owing More than 25 Percent of the Issuer's Securities in the Issuer's Register'

If you should have any questions or comments, please call the undersigned at +7 (495) 411 7355.

Very truly yours,

Anton Bazulev

Director, Investor and Government Relations

Enclosures

The changes, which took place in the list of affiliated persons of the open joint stock company "Novolipetsk Steel" in the fourth quarter 2006

No. of item	Content of the change	The date of the change occurrence	The date of the change entery in the list of affiliated persons
1	***Exclusion of the Company Board member Lyakishev Nikolai Pavlovich from the list of the OJSC "NLMK" affiliated persons list due to his death***	***20.11.2006***	***20.11.2006***

The contents of information about the affiliated person before the change:

The full company name (the name for non-commercial organization) or last name, first name and second name of the affiliated person	The legal person's location or the natural person's residence (to be given only upon the natural person's consent)	Grounds (basis) due which the person is considered to be affiliated	The date of the grounds (basis) occurrence	The interest of affiliated person in the statutory capital of the joint-stock company, %	The interest owned by the affiliated person among the ordinary shares of the joint stock company, %
1	2	3	4	5	6
Lyakishev Nikolai Pavlovich	***Moscow, Russia***	***The person used to be the member of the Board of the joint stock company***	***06.06.2006***	-	-

The content of data about the affiliated person after the change: the OJSC "NLMK" Board member Lyakishev Nikolai Pavlovich is no longer an affiliated person of the Company due to his death.

No. of item	Content of the change	The date when the change occurs	The date of entering the change in the list of affiliated persons
2	***In accordance with the decision of the Board of OJSC "NLMK" the subsidiary limited liability company NLMK International B. V. was incorporated in the Netherlands.***	***15.12.2006***	***15.12.2006***

The contents of information about the affiliated person before the change:
The limited liability company NLMK International B. V. is considered to be the affiliated person of OJSC "NLMK" from the moment of its incorporation.

The contents of information about the affiliated person after the change:

The full company name (the name for non-commercial organization) or last name, first name and second name of the affiliated person	The place of the legal person's location or the natural person's residence (to be given only upon the natural person's consent)	Grounds (basis) due to which the person is considered to be affiliated	The date when the grounds (basis) occur	The interest of affiliated person in the statutory capital of the joint-stock company, %	The interest owned by the affiliated person in the ordinary shares of the joint stock company, %
1	2	3	4	5	6
A limited liability company NLMK International B. V.	***Amsterdam, the Netherlands***	***The Joint stock company has the authority to dispose more than 20 % of the total amount of votes, related to the shares, constituting the statutory capital of this person***	***14.12.2006***	-	-

No. of item	Description of the change	The date when the change occurs	The date of entering the change in the list of affiliated persons
3	***The changes in the list of affiliated persons of OJSC "NLMK" due to consolidation of the block of shares of OJSC "NLMK" on balance of the company VEFT ENTERPRISES LIMITED***	***20.12.2006***	***20.12.2006***

The contents of information about the affiliated person before the change:

The full company name (the name for non-commercial organization) or last name, first name and second name of the affiliated person	The place of the legal person's location or the natural person's residence (to be given only upon the natural person's consent)	Grounds (basis) due to which the person is considered to be affiliated	The date when the Grounds (basis) occur	The interest of affiliated person in the statutory capital of the joint-stock company, %	The interest owned by the affiliated person in the ordinary shares of the joint stock company, %
1	2	3	4	5	6
SILENER MANAGEMENT LIMITED	***20 Gregoriu Avksentiu street, Aios Dometios, Nicosia, Cyprus***	***The person belongs to the group of persons, to which the joint stock company belongs*** The reason, due to which the person belongs to the group of persons, to which the joint stock company belongs: ***The person collectively with the other persons has the right to indirectly***	***31.03.2005***	***18.98 %***	***18.98 %***

		dispose more than 50 per cent. of the overall amount of votes, related to the shares, constituting the statutory capital of the joint stock company			

The content of information about the affiliated person after the change: .

The full company name (the name for non-commercial organization) or last name, first name and second name of the affiliated person	The place of the legal person's location or the natural person's residence (to be given only upon the natural person's consent)	Grounds (basis) due to which the person is considered to be affiliated	The date when the Grounds (basis) occur	The interest of affiliated person in the statutory capital of the joint-stock company, %	The interest owned by the affiliated person in the ordinary shares of the joint stock company, %
1	2	3	4	5	6
SILENER MANAGEMENT LIMITED	***20 Gregoriu Avksentiu street, Aios Dometios, Nicosia, Cyprus***	-	-	-	-

The content of information about the affiliated person before the change: .

The full company name (the name for non-commercial organization) or last name, first name and second name of the affiliated person	The place of the legal person's location or the natural person's residence (to be given only upon the natural person's consent)	Grounds (basis) due to which the person is considered to be affiliated	The date when the Grounds (basis) occur	The interest of affiliated person in the statutory capital of the joint-stock company, %	The interest owned by the affiliated person in the ordinary shares of the joint stock company, %

1	2	3	4	5	6
ULTIMEX TRADING LIMITED	***2035 Diagoru, 4, KERMIA HOUSE, 6th floor, apartment/office 601, Nicosia, Cyprus***	***The person belongs to the group of persons, to which the joint stock company belongs*** The reason, due to which the person belongs to the group of persons, to which the joint stock company belongs: ***The person collectively with other persons has the right to dispose more than 50 per cent. of the overall amount of votes, related to the shares, constituting the statutory capital of the joint stock company***	***31.03.2005***	***14.91 %***	***14.91 %***

The content of information about the affiliated person after the change: .

The full company name (the name for non-commercial organization) or last name, first name and second name of the affiliated person	The place of the legal person's location or the natural person's residence (to be given only upon the natural person's consent)	Grounds (basis) due to which the person is considered to be affiliated	The date when the Grounds (basis) occur	The interest of affiliated person in the statutory capital of the joint-stock company, %	The interest owned by the affiliated person in the ordinary shares of the joint stock company, %

1	2	3	4	5	6
ULTIMEX TRADING LIMITED	***2035 Diagoru, 4, KERMIA HOUSE, 6th floor, apartment/office 601, Nicosia, Cyprus***	-	-	-	-

The contents of information about the affiliated person before the change:

The full company name (the name for non-commercial organization) or last name, first name and second name of the affiliated person	The place of the legal person's location or the natural person's residence (to be given only upon the natural person's consent)	Grounds (basis) due to which the person is considered to be affiliated	The date when the Grounds (basis) occur	The interest of affiliated person in the statutory capital of the joint-stock company, %	The interest owned by the affiliated person in the ordinary shares of the joint stock company, %
1	2	3	4	5	6
VEFT ENTERPRISES LIMITED	***1066 20, Vas. Frederikis Street, El Greco House, office 104, Nicosia, Cyprus***	***The person belongs to the group of persons, to which the joint stock company belongs*** The reason, due to which the person belongs to the group of persons, to which the joint stock company belongs: ***The person collectively with other persons has the right to dispose indirectly more than 50 per cent. of the overall amount of votes, related to the***	***31.03.2005***	***9.61 %***	***9.61%***

		shares, constituting the statutory capital of the joint stock company			

The content of information about the affiliated person after the change: .

The full company name (the name for non-commercial organization) or last name, first name and second name of the affiliated person	The place of the legal person's location or the natural person's residence (to be given only upon the natural person's consent)	Grounds (basis) due to which the person is considered to be affiliated	The date when the Grounds (basis) occur	The interest of affiliated person in the statutory capital of the joint-stock company, %	The interest owned by the affiliated person in the ordinary shares of the joint stock company, %
1	2	3	4	5	6

VEFT ENTERPRISES LIMITED	***1066 20, Vas. Frederikis Street, El Greco House, office 104, Nicosia, Cyprus***	***The person belongs to the group of persons, to which the joint stock company belongs*** The reason, due to which the person belongs to the group of persons, to which the joint stock company belongs: ***The person due to his interest in the joint stock company or due to the authorities, received from other persons, more than 50 per cent. of the overall amount of votes, related to the voting shares, constituting the statutory capital of the joint stock company***	***20.12.2005***	*75.64 %*	*75.64%*
		The person is entitled to dispose more than 20 per cent. of the overall amount of votes, related to the voting shares, constituting the statutory capital of the joint stock company	***20.12.2006***		

The contents of information about the affiliated person before the change:

The full company name (the name for non-commercial organization) or last name, first name and second name of the affiliated person	The place of the legal person's location or the natural person's residence (to be given only upon the natural person's consent)	Grounds (basis) due to which the person is considered to be affiliated	The date when the Grounds (basis) occur	The interest of affiliated person in the statutory capital of the joint-stock company, %	The interest owned by the affiliated person in the ordinary shares of the joint stock company, %
1	2	3	4	5	6
CASTELLA INVESTMENTS LIMITED	***1066 Femistokli Dervi, 15, MARGARITA HOUSE, 1st floor, Appartment/office 102, Nicosia, Cyprus***	***The person belongs to the group of persons, to which the joint stock company belongs*** The reason, due to which the person belongs to the group of persons, to which the joint stock company belongs: ***The person collectively with other persons, is entitled to indirectly dispose more than 50 per cent. of the overall amount of votes, related to the voting shares, constituting the statutory capital of the joint stock company***	*31.03.2005*	*15.94%*	*15.94%*

The content of information about the affiliated person after the change: .

The full company name (the name for non-commercial organization) or last name, first name and second name of the affiliated person	The place of the legal person's location or the natural person's residence (to be given only upon the natural person's consent)	Grounds (basis) due to which the person is considered to be affiliated	The date when the Grounds (basis) occur	The interest of affiliated person in the statutory capital of the joint-stock company, %	The interest owned by the affiliated person in the ordinary shares of the joint stock company, %
1	2	3	4	5	6
CASTELLA INVESTMENTS LIMITED	***1066 Femistokli Dervi, 15, MARGARITA HOUSE, 1st floor, Appartment/office 102, Nicosia, Cyprus***	-	-	-	-

The content of information about the affiliated person before the change: .

The full company name (the name for non-commercial organization) or last name, first name and second name of the affiliated person	The place of the legal person's location or the natural person's residence (to be given only upon the natural person's consent)	Grounds (basis) due to which the person is considered to be affiliated	The date when the Grounds (basis) occur	The interest of affiliated person in the statutory capital of the joint-stock company, %	The interest owned by the affiliated person in the ordinary shares of the joint stock company, %
1	2	3	4	5	6
MEROBEL INVESTMENTS LIMITED	1066 20, Vas. Frederikis Street, El Greco House, office 104, Nicosia, Cyprus	***The person belongs to the group of persons, to which the joint stock company belongs***	***31.03.2005***	***16.19%***	***16.19%***

		The reason, due to which the person belongs to the group of persons, to which the joint stock company belongs: ***The person collectively with other persons, is entitled to indirectly dispose more than 50 per cent. of the overall amount of votes, related to the voting shares, constituting the statutory capital of the joint stock company***			

The content of information about the affiliated person after the change:

The full company name (the name for non-commercial organization) or last name, first name and second name of the affiliated person	The place of the legal person's location or the natural person's residence (to be given only upon the natural person's consent)	Grounds (basis) due to which the person is considered to be affiliated	The date when the Grounds (basis) occur	The interest of affiliated person in the statutory capital of the joint-stock company, %	The interest owned by the affiliated person in the ordinary shares of the joint stock company, %
1	2	3	4	5	6
MEROBEL INVESTMENTS LIMITED	***1066 20, Vas. Frederikis Street, El Greco House, office 104, Nicosia, Cyprus***	-	-	-	-

No. of item	Description of the change	The date of the change occurrence	The date of entering the change into the list of affiliated persons
4	***The acquirement by OJSC "NLMK" more than 20% of ordinary voting shares, constituting the stock capital of Steel Invest & Finance (Luxembourg) S. A.***	***19.12.2006***	***21.12.2006***

The contents of information about the affiliated person before the change:

The Company Steel Invest & Finance (Luxembourg) S. A. is an affiliated person of OJSC "NLMK" from the date when OJSC "NLMK" purchased the block of ordinary shares of the stated company.

The full company name (the name for non-commercial organization) or last name, first name and second name of the affiliated person	The legal entity's location or the natural person's residence (to be given only upon the natural person's consent)	Grounds (basis) due which the person is considered to be affiliated	The date of the grounds (basis) occurrence	The interest of affiliated person in the statutory capital of the joint-stock company, %	The interest owned by the affiliated person among the ordinary shares of the joint stock company, %
1	2	3	4	5	6
Company Steel Invest & Finance (Luxembourg) S. A.	***12, rue Leon Thyes, L-2663 Luxembourg***	***The joint stock company has the right to dispose more than 20 per cent. of the overall amount of votes, related to the shares, constituting the statutory capital of this person***	***19.12.2006***	-	-

Regulatory Announcement

Go to market news section

Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Re Joint Venture
Released	07:00 20-Dec-06
Number	2885O

RECEIVED
2007 JAN 23 A 10:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Novolipetsk Steel (NLMK)
20 December 2006

Novolipetsk Steel (NLMK) completes transaction creating joint venture with Duferco Group.

Further to the announcement on November 27th, 2006, Novolipetsk Steel (LSE: NLMK), a leading Russian steel producer, has completed the acquisition of a 50% interest in a joint venture with Duferco Group that owns and operates a number of steel production and distribution facilities in Europe and the USA. The purchase price of USD805.5 million was financed in full from NLMK's existing cash funds.

The purchase price is subject to a post-closing adjustment based on the results of the audited financial statements of the joint venture companies for the fiscal year ended 30 September, 2006. The purchase price adjustment is expected to be completed in the second quarter of 2007.

For further information:

NLMK	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

END

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STATEMENT OF MATERIAL FACT
"INFORMATION ON THE ISSUER'S NONRECURRENT TRANSACTIONS, THE AMOUNT OR NET WORTH VALUE OF WHICH MAKES 10 OR MORE PERCENT OF THE ISSUER'S ASSET VALUE AS OF THE DATE OF TRANSACTION"

1. General information

1.1 Full name of the Issuer: ***Open Joint Stock Company "Novolipetsk Steel"***

1.2 Abbreviated name of the Issuer: ***OJSC "NLMK"***

1.3 Domicile of the Issuer: ***the Russian Federation***

1.4 OGRN of the Issuer: ***1024800823123***

1.5 INN of the Issuer: ***4823006703***

1.6 Unique code of the Issuer assigned by registering authority: ***00102-A***

1.7 Web-site used by the Issuer for information disclosure: **www.nlmk.ru/rus/index/quarterindex.php3**

1.8 Periodicals used by the Issuer for publication of its information on material fact: ***newspaper "Gazeta MG", "Supplement to Federal Service on Financial Markets Bulletin".***

1.9. Material fact code: ***0400102A19122006***

2. Content

2.1. Type and subject of the transaction: ***Share Purchase Agreement and Option Agreement.***

2.2. Subject matter of the transaction, including civil rights and liabilities, the determination, amendment or termination of which being the aim of the closed transaction: ***Share Purchase Agreement: purchase of common voting shares, making 50% of the share capital of Steel Invest & Finance (Luxemburg) S.A. Option agreement: the right of the Parties to exercise an option to sell in case major corporate events occur in the future, including disputes.***

2.3. Deadline for discharge of obligations related to the transaction: ***19.12.2006 (Share Purchase Agreement maturity date)***

Parties and beneficiaries to the transaction:

Share Purchase Agreement:

1) ***BOLMAT HOLDINGS LIMITED***
2) ***BERKELY INTERTRADE LIMITED***
3) ***STEEL INVESTMENT LIMITED***
4) ***OJSC "NLMK"***

Option Agreement:

1) ***BOLMAT HOLDINGS LIMITED***
2) ***DUFERCO INDUSTRIAL INVESTMENT S.A.***
3) ***OJSC "NLMK"***

Monetary value of the transaction: ***The value of shares, making 50% of the share capital of Steel Invest & Finance (Luxemburg) S.A, net of potential price adjustment – USD 805 502,6 thousand. Inclusive of Option Agreement, the total value of the related transaction makes approximately USD 1 611 000 thousand, net of potential adjustment.***

Percentage of the transaction value in the Issuer's asset value: ***Share Purchase Agreement: 12.01%, inclusive of the Option Agreement: 24.03%, net of potential adjustment.***

2.4. The Issuer's asset value as of the reporting period (quarter, year) closing date prior to the transaction date (Agreement date) accounted in financial statements under Russian law: ***Book value of OJSC "NLMK" assets as of 30.09.2006 makes RUR 176 911 856 thousand.***

2.5. Transaction date (Agreement date): ***Share Purchase Agreement and Option Agreement were signed on 24.11.2006. Payments related to Share Purchase Agreement were effected on***

19.12.2006. Final adjustment of the purchasing price under Share Purchase Agreement will be done in QII 2007.

2.6. Information on approval of the transaction in case such transaction is a major interested-party transaction: ***Share Purchase Agreement and Option Agreement were approved by the Board of Directors of OJSC "NLMK" on 09.11.2006, as related major transactions.***

2.6.1 Category of the transaction: ***Major transaction***

2.6.2 The Issuer's management body that has taken the decision to approve the transaction: ***Board of Directors of OJSC "NLMK".***

2.6.3 Date of decision to approve the transaction: ***09.11.2006***

2.6.4. Date and No. of minutes of the meeting of the Issuer's authorized management body, where the decision to approve the transaction was taken: ***09.11.2006, Minutes No.148.***

3. Signatures

3.1. ***President (Chairman of Management Board)***
Open Joint Stock Company
"Novolipetsk Steel" _______________ ***A.A. Lapshin***
(signature)

3.2. ***Date December 20, 2006***

3.3. ***Accountant General***
Open Joint Stock Company
"Novolipetsk Steel" _______________ ***A.A. Sokolov***
(signature)

3.3. ***Date December 20, 2006***

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

RECEIVED
2007 JAN 29 A 10: 07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***

1.2. Short trade name of the issuer: ***OJSC "NLMK"***

1.3. Location of the issuer: ***Russian Federation***

1.4. Principal State Registration Number of the issuer: ***1024800823123***

1.5. Taxpayer's Identification Number (TIN): ***4823006703***

1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***

1.7. Website of the issuer used for information disclosure purposes:

www.nlmk.ru/rus/index/quarterindex.php3

1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On purchase of share in the authorized capital (unit trust) of another commercial organization by the joint-stock company, equal to not less than 5%, or not less than 5% of common shares of another joint-stock company, as well as on changes in this share, if, as a result, the share becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75%:

2.1.Full trade name of the commercial organization, in whose authorized capital the joint-stock company has purchased shareholding: ***Steel Invest & Finance (Luxemburg) S.A.***

2.2.Location of the commercial organization, in whose authorized capital the joint-stock company has purchased shareholding: ***12, rue Leon Thyes, L-2636 Luxemburg***

2.3.Participation of the joint-stock company in the authorized capital of the a/m organization before the change: ***0%***

2.4.Share of the a/m organization's common stock held by the joint-stock company before the change: ***0%***

2.5.Participation of the joint-stock company in the authorized capital of the a/m organization after the change: ***50%***

2.6.Share of the a/m organization's common stock held by the joint-stock company after the change: ***50%***

2.7.Date of changing the joint-stock company's shareholding in the authorized capital of the a/m organization: ***19.12.2006***

3. Signature

3.1. ***President (Chairman of the Management Board)***
Open Joint-Stock Company "Novolipetsk Steel" ________________ ***A.A. Lapshin***
(signature)

3.2. ***Date "20" December 2006*** Stamp

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***

1.2. Short trade name of the issuer: ***OJSC "NLMK"***

1.3. Location of the issuer: ***Russian Federation***

1.4. Principal State Registration Number of the issuer: ***1024800823123***

1.5. Taxpayer's Identification Number (TIN): ***4823006703***

1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***

1.7. Website of the issuer used for information disclosure purposes:

www.nlmk.ru/rus/index/quarterindex.php3

1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On appearance of a shareholder holding not less than 5% of its common shares in the list of the joint-stock company's shareholders, as well as on changing the share of the joint-stock company's common stock held by this shareholder, if, as a result, this share becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75% of its common stock:

2.1. Full trade name (for legal entities - commercial organizations) of the joint-stock company's shareholder: ***SILENER MANAGEMENT LIMITED***

2.2. Share of the joint-stock company's common stock held by the a/m entity before the change: ***18.98%***

2.3. Share of the joint-stock company's common stock held by the a/m entity after the change: ***0%***

2.4. Date of notifying the joint-stock company of the change in the share of the joint-stock company's common stock held by the a/m entity: ***20.12.2006***

3. Signature

3.1. ***President (Chairman of the Management Board)***
Open Joint-Stock Company "Novolipetsk Steel" _______________ ***A.A. Lapshin***
(signature)

3.2. ***Date "21" December 2006*** Stamp

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***

1.2. Short trade name of the issuer: ***OJSC "NLMK"***

1.3. Location of the issuer: ***Russian Federation***

1.4. Principal State Registration Number of the issuer: ***1024800823123***

1.5. Taxpayer's Identification Number (TIN): ***4823006703***

1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***

1.7. Website of the issuer used for information disclosure purposes:

www.nlmk.ru/rus/index/quarterindex.php3

1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On appearance of a shareholder holding not less than 5% of its common shares in the list of the joint-stock company's shareholders, as well as on changing the share of the joint-stock company's common stock held by this shareholder, if, as a result, this share becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75% of its common stock:

2.1. Full trade name (for legal entities - commercial organizations) of the joint-stock company's shareholder: ***VEFT ENTERPRISES LIMITED***

2.2. Share of the joint-stock company's common stock held by the a/m entity before the change: ***9.61%***

2.3. Share of the joint-stock company's common stock held by the a/m entity after the change: ***75.64%***

2.4. Date of notifying the joint-stock company of the change in the share of the joint-stock company's common stock held by the a/m entity: ***20.12.2006***

3. Signature

3.1. ***President (Chairman of the Management Board)***
Open Joint-Stock Company "Novolipetsk Steel" ________________ ***A.A. Lapshin***
(signature)

3.2. ***Date "21" December 2006*** Stamp

MATERIAL FACT STATEMENT

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***

1.2. Short trade name of the issuer: ***OJSC "NLMK"***

1.3. Location of the issuer: ***Russian Federation***

1.4. Principal State Registration Number of the issuer: ***1024800823123***

1.5. Taxpayer's Identification Number (TIN): ***4823006703***

1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***

1.7. Website of the issuer used for information disclosure purposes:

www.nlmk.ru/rus/index/quarterindex.php3

1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On appearance of a shareholder holding not less than 5% of its common shares in the list of the joint-stock company's shareholders, as well as on changing the share of the joint-stock company's common stock held by this shareholder, if, as a result, this share becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75% of its common stock:

2.1. Full trade name (for legal entities - commercial organizations) of the joint-stock company's shareholder: ***CASTELLA INVESTMENTS LIMITED***

2.2. Share of the joint-stock company's common stock held by the a/m entity before the change: ***15.94%***

2.3. Share of the joint-stock company's common stock held by the a/m entity after the change: ***0%***

2.4. Date of notifying the joint-stock company of the change in the share of the joint-stock company's common stock held by the a/m entity: ***20.12.2006***

3. Signature

3.1. ***President (Chairman of the Management Board)***
Open Joint-Stock Company "Novolipetsk Steel" _______________ ***A.A. Lapshin***
(signature)

3.2. ***Date "21" December 2006*** Stamp

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***

1.2. Short trade name of the issuer: ***OJSC "NLMK"***

1.3. Location of the issuer: ***Russian Federation***

1.4. Principal State Registration Number of the issuer: ***1024800823123***

1.5. Taxpayer's Identification Number (TIN): ***4823006703***

1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***

1.7. Website of the issuer used for information disclosure purposes:

www.nlmk.ru/rus/index/quarterindex.php3

1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On appearance of a shareholder holding not less than 5% of its common shares in the list of the joint-stock company's shareholders, as well as on changing the share of the joint-stock company's common stock held by this shareholder, if, as a result, this share becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75% of its common stock:

2.1. Full trade name (for legal entities - commercial organizations) of the joint-stock company's shareholder: ***MEROBEL INVESTMENTS LIMITED***

2.2. Share of the joint-stock company's common stock held by the a/m entity before the change: ***16.19%***

2.3. Share of the joint-stock company's common stock held by the a/m entity after the change: ***0%***

2.4. Date of notifying the joint-stock company of the change in the share of the joint-stock company's common stock held by the a/m entity: ***20.12.2006***

3. Signature

3.1. ***President (Chairman of the Management Board)***
Open Joint-Stock Company "Novolipetsk Steel" ________________ ***A.A. Lapshin***
(signature)

3.2. ***Date "21" December 2006*** Stamp

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***

1.2. Short trade name of the issuer: ***OJSC "NLMK"***

1.3. Location of the issuer: ***Russian Federation***

1.4. Principal State Registration Number of the issuer: ***1024800823123***

1.5. Taxpayer's Identification Number (TIN): ***4823006703***

1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***

1.7. Website of the issuer used for information disclosure purposes:

www.nlmk.ru/rus/index/quarterindex.php3

1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On appearance of a shareholder holding not less than 5% of its common shares in the list of the joint-stock company's shareholders, as well as on changing the share of the joint-stock company's common stock held by this shareholder, if, as a result, this share becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75% of its common stock:

2.1. Full trade name (for legal entities - commercial organizations) of the joint-stock company's shareholder: ***ULTIMEX TRADING LIMITED***

2.2. Share of the joint-stock company's common stock held by the a/m entity before the change: ***14.91%***

2.3. Share of the joint-stock company's common stock held by the a/m entity after the change: ***0%***

2.4. Date of notifying the joint-stock company of the change in the share of the joint-stock company's common stock held by the a/m entity: ***20.12.2006***

3. Signature

3.1. ***President (Chairman of the Management Board)***
Open Joint-Stock Company "Novolipetsk Steel" ________________ ***A.A. Lapshin***
(signature)

3.2. ***Date "21" December 2006*** Stamp

STATEMENT OF MATERIAL FACT
"INFORMATION ON REGISTRATION OF AN ENTITY OWNING MORE THAT 25 PERCENT OF THE ISSUER'S SECURITIES IN THE ISSUER'S REGISTER"

1. General information

1.1 Full name of the Issuer: ***Open Joint Stock Company "Novolipetsk Steel"***

1.2 Abbreviated name of the Issuer: ***OJSC "NLMK"***

1.3 Domicile of the Issuer: ***the Russian Federation***

1.4 OGRN of the Issuer: ***1024800823123***

1.5 INN of the Issuer: ***4823006703***

1.6 Unique code of the Issuer assigned by registering authority: ***00102-A***

1.7 Web-site used by the Issuer for information disclosure:
www.nlmk.ru/rus/index/quarterindex.php3

1.8 Periodicals used by the Issuer for publication of its information on material facts: ***newspaper "Gazeta MG", "Supplement to Federal Service on Financial Markets Bulletin".***
1.9. Material fact code: ***0700102A20122006***

2. Content

2.1 Kind, category (type), series and other identification characteristics of securities: ***common registered book-entry stock;***

State registration number: ***1-01-00102-A***;

State registration date: ***09.04.2004***;

2.2 Full name of the entity registered in the Issuer's share register: ***VEFT ENTERPRISES LIMITED***;

Abbreviated name of the entity: ***VEFT ENTERPRISES LIMITED***

Domicile of the entity: ***1066, 20, Vas. Friderikis Street, El Greco House, office 104, Nicosia, Cyprus***

Mailing address: ***Advocate Bureau, Reznik, Gagarin, Abushakhmin and Partners, 15 – 5, Malaya Kaluzhskaya St., 119071, Moscow, Russia***

2.3 Percentage of the Issuer's securities registered in the name of entity registered in the Issuer's share register: ***75.64%***

2.4 Date of crediting to the business account of the entity registered in the Issuer's share register: ***20.12.2006***

Note: Stock consolidation was aimed at simplification of OJSC "NLMK" shareholding structure. Stock consolidation by VEFT ENTERPRISES LIMITED did not change the beneficiary.

3. Signatures

3.1. ***President (Chairman of Management Board)***
Open Joint Stock Company
"Novolipetsk Steel" _________________ ***A.A. Lapshin***

(signature)

3.2. ***Date December 21, 2006***